UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                             (Amendment No. [___])*

                                  TERNIUM S.A.
------------------------------------------------------------------------

                                (Name of Issuer)


                     Common Stock, $1.00 par value per share
------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    880890108
------------------------------------------------------------------------

                                 (CUSIP Number)


                                December 31, 2006
------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------------------                       -------------------------
CUSIP No.  880890108                                     Page 2 of 8 Pages
--------------------------------                       -------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS

          Usinas Siderurgicas de Minas Gerais S.A. - Usiminas

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          00-0000000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)
          (b) [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    4
          Brazil
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             |   5      SOLE VOTING POWER

             |          285,731,726
 NUMBER OF
  SHARES     |   6      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               0
   EACH      |
 REPORTING
PERSON WITH  |   7      SOLE DISPOSITIVE POWER

             |          285,731,726

             |   8      SHARED DISPOSITIVE POWER

             |          0
--------------------------------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          285,731,726
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.2%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

--------------------------------                        ------------------------
CUSIP No.  880890108                                         Page 3 of 8 Pages
--------------------------------                        ------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS

          Usiminas Europa A/S

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          00-0000000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)
          (b) [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    4
          Denmark
--------------------------------------------------------------------------------
             |   5      SOLE VOTING POWER

             |          285,731,726
 NUMBER OF
  SHARES     |   6      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY               0
   EACH      |
 REPORTING
PERSON WITH  |   7      SOLE DISPOSITIVE POWER

             |          285,731,726

             |   8      SHARED DISPOSITIVE POWER

             |          0
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          285,731,726
--------------------------------------------------------------------------------
   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          14.2%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (See Instructions)

          CO
--------------------------------------------------------------------------------

Item 1.

(a)         Name of Issuer.

            Ternium S.A.

(b)         Address of Issuer's Principal Executive Offices.

            46a Avenue John F. Kennedy
            L-1855 - Luxembourg

Item 2.

(a)         Name of Person Filing.

            This statement is being jointly filed by Usinas Siderurgicas de Minas Gerais S.A. - Usiminas ("Usiminas") and Usiminas Europa A/S, a wholly owned subsidiary of Usiminas.

(b)         Address of Principal Business Office or, if none, Residence.

            Usinas Siderurgicas de Minas Gerais S.A. - Usiminas
            Rua Profesor Jose Vieira de Mendoca 3011
            Bairro Engenho Nogueira
            CEP 31.310-260 Belo Horizonte
            Minas Gerais, Brazil

            Usiminas Europa A/S
            c/o MHS Attorney at Law Partnership
            Sankt Annae Plads 28
            1250 Copenhagen, Denmark

(c)         Citizenship.

            Usiminas is incorporated in Brazil. Usiminas Europa A/S is incorporated in Denmark.

(d)         Title of Class of Securities.

            Common Stock, $1.00 par value per share.

(e)         CUSIP Number.

            880890108

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [_]    Broker or dealer registered under section 15 of the Act.

(b)  [_]    Bank as defined in section 3(a)(6) of the Act.

(c)  [_]    Insurance company as defined in section 3(a)(19) of the Act.

(d)  [_]    Investment company registered under section 8 of the Investment
            Company Act of 1940.

(e)  [_]    An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f)  [_]    An employee benefit plan or endowment fund in accordance with
            ss.240.13d-1(b)(1)(ii)(F).

(g)  [_]    A parent holding company or control person in accordance with
            ss.240.13d-1(b)(1)(ii)(G).

(h)  [_]    A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813).

(i)  [_]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)  [_]    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

            Not applicable.

Item 4.     Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)         Amount Beneficially Owned: 285,731,726.

(b)         Percent of Class: 14.2%.

(c)         Number of shares as to which the person has:

(i)         sole power to vote or to direct the vote: 285,731,726.

(ii)        shared power to vote or to direct the vote: None.

(iii)       sole power to dispose or to direct the disposition of: 285,731,726.

(iv)        shared power to dispose or to direct the disposition of: None.

Item 5.  Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.  Identification and Classification of Member of the Group.

            I.I.I. Industrial Investments Inc. ("Techint") and Usiminas are parties to a Shareholders' Agreement dated July 20, 2005 (the "Agreement"), incorporated by reference to Exhibit 10.4 of Ternium S.A.'s ("Ternium") F-1 filed with the Securities and Exchange Commission on November 11, 2006. The material provisions of the Agreement permit Techint and Usiminas to designate certain directors of Ternium and provide Techint with a limited right of first refusal and Usiminas with a customary tag along right.

            By virtue of the Agreement, Techint and Usiminas could be deemed to be a "group" for purposes of Section 13(d) of the Act. However, the undersigned disclaims membership in any group with Techint within the meaning of Section 13(d). This statement and the Agreement shall in no way be construed as an admission that the undersigned is a member of a group with Techint for purposes of Section 13(d) or otherwise.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

                                    USINAS SIDERURGICAS DE MINAS GERAIS
                                    S.A. - USIMINAS


                                    By:  /s/ Paulo Penido Pinto Marques
                                         ------------------------------------
                                          Name:  Paulo Penido Pinto Marques
                                          Title: Chief Financial Officer


                                    By:  /s/ Rinaldo Campos Soares
                                         ------------------------------------
                                         Name:  Rinaldo Campos Soares
                                         Title: President


                                    USIMINAS EUROPA A/S


                                    By:  /s/ Paulo Penido Pinto Marques
                                         ------------------------------------
                                         Name:  Paulo Penido Pinto Marques
                                         Title: Director


                                    By:   /s/ Rinaldo Campos Soares
                                          ------------------------------------
                                          Name:  Rinaldo Campos Soares
                                          Title: Director - President


                                    By:   /s/ Michael H. Steffensen
                                          ------------------------------------
                                          Name:  Michael H. Steffensen
                                          Title: Board Member

                                                         Exhibit to Schedule 13G

                             JOINT FILING AGREEMENT




            The undersigned hereby agree that the Statement on Schedule 13G, dated February 14, 2007 (the "Schedule 13G"), with respect to the common stock, par value $1.00 per share, of Ternium S.A. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2007.

                                    USINAS SIDERURGICAS DE MINAS GERAIS
                                    S.A. - USIMINAS


                                    By:  /s/ Paulo Penido Pinto Marques
                                         ------------------------------------
                                          Name:  Paulo Penido Pinto Marques
                                          Title: Chief Financial Officer


                                    By:  /s/ Rinaldo Campos Soares
                                         ------------------------------------
                                         Name:  Rinaldo Campos Soares
                                         Title: President


                                    USIMINAS EUROPA A/S


                                    By:  /s/ Paulo Penido Pinto Marques
                                         ------------------------------------
                                         Name:  Paulo Penido Pinto Marques
                                         Title: Director


                                    By:   /s/ Rinaldo Campos Soares
                                          ------------------------------------
                                          Name:  Rinaldo Campos Soares
                                          Title: Director - President


                                    By:   /s/ Michael H. Steffensen
                                          ------------------------------------
                                          Name:  Michael H. Steffensen
                                          Title: Board Member